                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended December 31, 1996

                                       or

/_/ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to
                                -----------        -------------



                           Commission File No. 1-3548




                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                            (Full Title of the Plan)

                             ----------------------


                         Minnesota Power & Light Company
                             30 West Superior Street
                             Duluth, Minnesota 55802

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)


                             ----------------------

                            3100 Multifoods Tower       Telephone 612 332 7000
                            33 South Sixth Street       Facsimile 612 332 6711
                            Minneapolis, MN  55402-3795

Price Waterhouse LLP                                        [LOGO]


                        Report of Independent Accountants



To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 6, 1997



                                 Minnesota Power and Affiliated Companies
                                      Supplemental Retirement Plan
                           Statement of Net Assets Available for Plan Benefits


                                                                                     December 31,
                                                                          1996                         1995
                                                                          ----                         ----
Assets

     Investments, at fair/contract value

         Guaranteed investment contracts
              (cost of $17,287,380 and
              $15,277,799, respectively)                              $ 17,287,380                 $ 15,277,799

         Minnesota Power & Light  Company  common  stock
              (411,926  and  415,451 shares at cost of
              $10,871,470 and $11,251,800, respectively)                11,248,406                   11,788,422

         Mutual fund securities (cost of
              $27,852,756 and $19,118,520,
              respectively)                                             30,496,581                   22,729,345

         Money market securities                                           109,684                    1,641,532

         Loans receivable from participants                              1,548,170                    1,512,920
                                                                      ------------                 ------------

              Total investments                                         60,690,221                   52,950,018

     Cash                                                                        -                       36,479
                                                                      ------------                 ------------

Net assets available for plan benefits                                $ 60,690,221                 $ 52,986,497
                                                                      ============                 ============




--------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.



                                Minnesota Power and Affiliated Companies
                                     Supplemental Retirement Plan
                      Statement of Changes in Net Assets Available for Plan Benefits

                                                                                 Year Ended December 31,
                                                                           1996                         1995
                                                                           ----                         ----
Sources of net assets

     Contributions                                                   $  5,453,494                  $  4,912,365

     Interest income                                                    1,132,496                     1,262,849

     Dividend income                                                    3,829,390                     1,877,680

     Net unrealized appreciation
         (depreciation) in aggregate
         fair value of securities                                         (65,380)                    4,787,572

     Participants' loan interest income                                   127,275                       118,066

     Net realized gain (loss) on sale of securities                       (95,332)                      587,935
                                                                     ------------                  ------------

                                                                       10,381,943                    13,546,467
Application of net assets

     Transfers to retirement plan                                        (184,617)                   (3,165,992)

     Benefit distributions                                             (2,484,890)                   (2,123,209)

     Administrative expenses                                               (8,712)                            -
                                                                     ------------                  ------------

Increase in net assets                                                  7,703,724                     8,257,266

Net assets available for plan benefits

     Beginning of year                                                 52,986,497                    44,729,231
                                                                     ------------                  ------------

     End of year                                                     $ 60,690,221                  $ 52,986,497
                                                                     ============                  ============




--------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements.

                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                          Notes to Financial Statements


Note 1 - Description of the Plan

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the SRP) provides benefits for eligible employees of Minnesota Power & Light Company (Minnesota Power); Superior Water, Light and Power Company; and MP Water Resources Group, Inc. formerly Topeka Group Incorporated, (collectively, the Companies). The SRP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

         Contributions to the SRP consist of the following:

1. A flexible dollar contribution for the non-union participants up to 3 percent of each participant's compensation, up to a maximum compensation of $150,000 in 1996, which has been elected by each participant to be contributed to the SRP.

2. A before-tax contribution for the union and non-union participants up to 12 percent, not to exceed $9,500 in 1996, of each participant's compensation as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code). The contribution is equal to an amount by which the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

3. Each participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

4. Contributions by participants may also be made through rollovers from other qualified plans.

5. Core contributions were made to the SRP prior to January 1, 1989 and were based on each participant's compensation. Core contributions have not been made to the SRP since December 31, 1988.

Vesting

         All   contributions   plus  actual   earnings   are  fully  vested  and
nonforfeitable.

Loan Program

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.

Participant Accounts

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the SRP's investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to the flexible dollar, if applicable, before-tax and after-tax contributions to the SRP for the subsequent year. Contributions may be invested in the Minnesota Power Common Stock Fund, Heartland Value Fund, Fidelity Magellan Fund, Vanguard Index 500 Fund, Vanguard Short Term Federal Portfolio, IAI Emerging Growth Fund, IAI International Developed Market Fund, Templeton International Emerging Market Fund, Fidelity Balanced Fund and the Fixed Income Fund. Contributions to the Fixed Income Fund are invested in guaranteed investment contracts (GICs) with insurance companies. Funds may be transferred between investment options once a month with at least 10 days written notice to the Employee Benefit Plans Committee (the Committee).

         While participants are active employees, they may withdraw money as a loan from their core, flexible dollar or before-tax accounts. After age 59 1/2, participants may withdraw the full amount of their flexible dollar, before-tax account, and their core account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1996 there were 1,639 participants in the SRP.

Administration

         The SRP is administered by the Committee. The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 1997 the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

         Name                             Title
         ----                             -----
   Robert D. Edwards         Executive Vice President
                             President - Minnesota Power Electric (1)
   David G. Gartzke          Senior Vice President - Finance
                             Chief Financial Officer
   Roger P. Engle            Vice President Minnesota Power Electric
                             President and Chief Operating Officer - Superior
                                Water, Light and Power Company
   Philip R. Halverson       Vice President, General Counsel and Secretary
   Donald J. Shippar         Vice President Minnesota Power Electric -
                                Transmission and Distribution
   Claudia S. Welty          Vice President Minnesota Power Electric - Support
                                Services
   Mark A. Schober           Controller
   Lori A. Collard           Director - Minnesota Power Services Group, Inc.
   Brenda J. Flayton         Director - Minnesota Power Electric - Human
                                Resources
   Jeweleon W. Tuominen      Manager Employee Benefits

----------------------
(1) Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $7,000,000.

Plan Termination

         The Companies reserve the right to reduce, suspend, or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distribution will be made in accordance with the terms of the SRP.

Note 2 - Summary of Accounting Policies

         The SRP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest. Participants' loans are reported at cost which approximates fair value.

Note 3 - Federal Income Tax Status

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.

Note 4 - Changes in SRP Assets for Participant Directed Accounts

         The table below is a breakdown of the changes in SRP assets for each investment fund for the year ended December 31, 1996.

                                               Fixed
                                              Income
                                               Fund                          Mutual Fund Securities
                                              ------        ------------------------------------------------------
                                                                                                         Vanguard
                                                              Heartland                                 Short Term
                                                                Value       Fidelity      Vanguard       Federal
                                               GICs             Fund        Magellan      Index 500     Portfolio

Sources of net assets

   Contributions                          $   885,926      $  652,733   $   883,827    $   664,728     $ 191,010

   Interest income                          1,131,587

   Dividend income                                            166,581     1,696,862        170,803        51,295

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                                 159,257      (360,613)       646,843        (9,154)

   Participants' loan repayments,
     including interest                       271,685          17,597        89,965         49,243        17,441

   Net gain (loss) on sale of securities                       13,671      (174,775)        85,896        (2,013)
                                          -----------      ----------   -----------    -----------     ---------
                                            2,289,198       1,009,839     2,135,266      1,617,513       248,579

Application of net assets

   Transfers to retirement plans             (184,617)

   Benefit distributions                   (1,228,318)        (42,311)     (318,325)       (92,571)       (8,293)

   Loans to participants                     (741,567)

   Administrative expenses                     (8,712)
                                          -----------      ----------   -----------    -----------     ---------
Increase (decrease) in net assets             125,984         967,528     1,816,941      1,524,942       240,286

Net transfers                                 235,027         858,296    (1,335,252)       629,222       (40,036)

Net assets available for plan benefits

   Beginning of year <F1>                  16,955,530         967,487    10,317,288      3,445,351       782,601
                                          -----------      ----------   -----------    -----------     ---------

   End of year <F2>                       $17,316,541      $2,793,311   $10,798,977    $ 5,599,515     $ 982,851
                                          ===========      ==========   ===========    ===========     =========



                                       7






                                                  Mutual Fund Securities (Continued)
                                         --------------------------------------------------
                                                                                Templeton
                                             IAI       IAI Int'l.                Inter-        Minnesota     Loans
                                           Emerging    Developed     Fidelity    national        Power     Receivable
                                            Growth      Market       Balanced    Emerging       Common       from           Total
                                             Fund        Fund          Fund     Market Fund      Stock     Participants    Changes


Sources of net assets

   Contributions                          $  706,017  $  287,208   $  450,498   $  314,713   $   416,834                $ 5,453,494

   Interest income                                                                                   909                  1,132,496

   Dividend income                           583,540     157,218      107,411       48,662       847,018                  3,829,390

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities               (432,871)    (57,098)      99,209      206,458      (317,411)                   (65,380)

   Participants' loan repayments,
     including interest                       41,588      15,061       26,359       22,993       211,947   $ (636,604)      127,275

   Net gain (loss) on sale of securities       7,057       7,541       (2,671)      19,085       (49,123)                   (95,332)
                                          ----------  ----------   ----------   ----------   -----------   ----------   -----------
                                             905,331     409,930      680,806      611,911     1,110,174     (636,604)   10,381,943

Application of net assets

   Transfers to retirement plans                                                                                           (184,617)

   Benefit distributions                     (99,902)    (64,527)     (27,160)     (76,400)     (457,370)     (69,713)   (2,484,890)

   Loans to participants                                                                                      741,567             0

   Administrative expenses                                                                                                   (8,712)
                                          ----------  ----------   ----------   ----------   -----------   ----------   -----------
Increase (decrease) in net assets            805,429     345,403      653,646      535,511       652,804       35,250     7,703,724

Net transfers                                726,286      24,909     (183,741)     198,121    (1,112,832)                         0

Net assets available for plan benefits

   Beginning of year <F1>                  2,678,226   1,164,968    2,046,401    1,327,120    11,788,605    1,512,920    52,986,497
                                          ----------  ----------   ----------   ----------   -----------   ----------   -----------

   End of year <F2>                       $4,209,941  $1,535,280   $2,516,306   $2,060,752   $11,328,577   $1,548,170   $60,690,221
                                          ==========  ==========   ==========   ==========   ===========   ==========   ===========
-----------------

<F1>  These  beginning of year  balances  include  $1,641,532 of short term money market securities of which $1,000,000 was being held to be invested in anew GIC on January 3, 1996 and the balance for participant distributions.

<F2>  These end of year  balances  include  $109,684  of short term money market securities of which $79,559 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions.

Note 4 - Changes in SRP Assets for Participant Directed Accounts

         The table below is a breakdown of the changes in SRP assets for each investment fund for the year ended December 31, 1995.


                                               Fixed
                                              Income
                                               Fund                          Mutual Fund Securities
                                              ------          ----------------------------------------------------
                                                                                                         Vanguard
                                                               Heartland                                Short Term
                                                                 Value        Fidelity      Vanguard      Federal
                                               GICs              Fund         Magellan      Index 500    Portfolio

Sources of net assets

   Contributions                          $  1,148,916        $ 406,265    $    661,052  $   409,795   $ 140,310

   Interest income                           1,257,630

   Dividend income                                               42,218         594,504       73,563      41,522

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                                    30,247       2,039,135      709,033      31,720

   Participants' loan repayments,
     including  interest                       314,990            4,518          81,907       31,012      11,491

   Net gain (loss) on sale of securities                          2,890         326,575       57,396       6,285
                                          ------------        ---------    ------------  -----------   ---------
                                             2,721,536          486,138       3,703,173    1,280,799     231,328

Application of net assets

   Transfers to retirement plans            (3,165,992)

   Benefit distributions                      (953,755)          (6,083)       (254,359)     (95,030)    (33,112)

   Loans to participants                      (756,812)
                                          ------------        ---------    ------------  -----------   ---------
Increase (decrease) in net assets           (2,155,023)         480,055       3,448,814    1,185,769     198,216

Net transfers                                2,096,925          487,432      (1,112,187)     132,303     (18,996)

Net assets available for plan benefits

   Beginning of year <F1>                   17,013,628                0       7,980,661    2,127,279     603,381
                                          ------------        ---------    ------------  -----------   ---------

   End of year <F2>                       $ 16,955,530        $ 967,487    $ 10,317,288  $ 3,445,351   $ 782,601
                                          ============        =========    ============  ===========   =========



                                       9



                                                   Mutual Fund Securities (Continued)
                                          -------------------------------------------------
                                                                                Templeton
                                             IAI       IAI Int'l.                Inter-       Minnesota      Loans
                                           Emerging    Developed     Fidelity   national       Power       Receivable
                                            Growth      Market       Balanced   Emerging       Common        from          Total
                                            Fund         Fund          Fund     Market Fund     Stock     Participants    Changes

Sources of net assets

   Contributions                          $  450,546   $  357,800   $  488,611  $  426,920  $   422,150                $  4,912,365

   Interest income                                                                                5,219                   1,262,849

   Dividend income                            48,959       92,615       85,574      34,409      864,316                   1,877,680

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                689,610       (2,008)     154,044     (32,233)   1,168,024                   4,787,572

   Participants' loan repayments,
     including  interest                      27,134       14,222       19,799      14,336      239,086   $ (640,429)       118,066

   Net gain (loss) on sale of securities      38,927        4,777       32,094        (683)     119,674                     587,935
                                          ----------   ----------   ----------  ----------  -----------   ----------   ------------
                                           1,255,176      467,406      780,122     442,749    2,818,469     (640,429)    13,546,467

Application of net assets

   Transfers to retirement plans                                                                                         (3,165,992)

   Benefit distributions                     (80,116)     (44,057)     (91,732)    (21,130)    (530,355)     (13,480)    (2,123,209)

   Loans to participants                                                                                     756,812              0
                                          ----------   ----------   ----------  ----------  -----------   ----------   ------------
Increase (decrease) in net assets          1,175,060      423,349      688,390     421,619    2,288,114      102,903      8,257,266

Net transfers                                156,019     (162,997)    (320,170)   (186,189)  (1,072,140)                          0

Net assets available for plan benefits

   Beginning of year <F1>                  1,347,147      904,616    1,678,181   1,091,690   10,572,631    1,410,017     44,729,231
                                          ----------   ----------   ----------  ----------  -----------   ----------   ------------

   End of year <F2>                       $2,678,226   $1,164,968   $2,046,401  $1,327,120  $11,788,605   $1,512,920   $ 52,986,497
                                          ==========   ==========   ==========  ==========  ===========   ==========   ============
--------------

<F1>  These  beginning of year  balances  include $2,565,949 of short term money market securities of which $1,811,767 was being held to be reinvested into other SRP funds and the balance for participant distributions.

<F2>  These end of year  balances include  $1,641,532 of short term money market securities of which $1,000,000 was being held to be invested in a new GIC on January 3, 1996 and the balance for participant distributions.

                                                                                                       Schedule I


                                    Minnesota Power and Affiliated Companies
                                         Supplemental Retirement Plan
                                         Schedule of Investments Held
                                              December 31, 1996


                                                                                                    Fair/Contract
                  Description                                                      Cost                 Value
Guaranteed Investment Contracts
     Metropolitan Life Insurance Company
         8.65% due 1997                                                      $     2,418,762      $    2,418,762
     Protective Life Insurance Company
         6.99% due 1997                                                            1,575,572           1,575,572
     Provident Life and Accident Insurance Company
         7.06% due 1998                                                            2,895,632           2,895,632
     Allstate Life Insurance Company
         7.14% due 1998                                                            2,307,503           2,307,503
     Aetna Life Insurance Company
         6.06% due 1999                                                            2,388,884           2,388,884
     Provident Mutual Insurance Company
         5.80% due 1999                                                            1,903,227           1,903,227
     SunAmerica Life Insurance Company
         6.00% due 2000                                                            1,913,438           1,913,438
     Commonwealth Life Insurance Company
         6.67% due 2001                                                            1,884,362           1,884,362
                                                                             ---------------      --------------
              Total guaranteed investment contracts                               17,287,380          17,287,380
                                                                             ---------------      --------------

Minnesota Power & Light Company
     Common Stock * (411,926 shares)                                              10,871,470          11,248,406
                                                                             ---------------      --------------

Mutual Fund Securities
     Heartland Value Fund (88,256 shares)                                          2,607,392           2,793,294
     Fidelity Magellan Fund (133,897 shares)                                       9,319,844          10,798,773
     Vanguard Index 500 (81,317 shares)                                            4,986,322           5,599,499
     Vanguard Short Term Federal Portfolio (97,215 shares)                           986,222             982,845
     IAI Emerging Growth Fund (210,918 shares)                                     3,995,140           4,209,927
     IAI International Developed Market Fund (124,314 shares)                      1,635,285           1,535,268
     Fidelity Balanced Fund (178,713 shares)                                       2,352,758           2,516,276
     Templeton International Emerging Market Fund (165,518 shares)                 1,969,793           2,060,699
                                                                             ---------------      --------------
              Total mutual funds                                                  27,852,756          30,496,581
                                                                             ---------------      --------------

Money Market Securities
     Dreyfus Institutional Government Securities Fund,
         floating interest rate with no maturity date                                109,684             109,684
                                                                             ---------------      --------------

Loans Receivable from Participants - 7% to 10%                                     1,548,170           1,548,170
                                                                             ---------------      --------------

Total Investments                                                            $    57,669,460      $   60,690,221
                                                                             ===============      ==============

-----------------
* Party-in-interest

The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.


                                                                                                    Schedule II


                              Minnesota Power and Affiliated Companies
                                    Supplemental Retirement Plan
                               Schedule of Transactions in Excess of
                                  5% of Fair Value of Plan Assets
                                For the Year Ended December 31, 1996


                                                        Purchases
                                       ------------------------------------------

                                                                       Aggregate Purchase
                                                                         Price and Fair
                                                                            Value on                  Number of
             Description                                                Transaction Dates           Transactions
Dreyfus Institutional Government Series                                  $   8,172,542                   265

Fidelity Magellan Fund                                                   $   1,230,801                    34

Minnesota Power & Light Company Common Stock                             $   1,614,717                    25

SunAmerica Life Insurance Company                                        $   3,988,058                    25

Vanguard Index 500                                                       $   9,879,204                    46





                                                         Sales
                                       ------------------------------------------
                                                                     Aggregate
                                                  ----------------------------------------------
                                                                                         Net
                                                     Cost of                            Gain/         Number of
             Description                              Asset          Sale Price        (Loss)       Transactions
Dreyfus Institutional Government Series           $   9,807,884     $   9,807,884              0        182

Fidelity Magellan Fund                            $   2,085,360     $   1,910,585    $  (174,775)        31

Minnesota Power & Light Company
    Common Stock                                  $   1,649,438     $   1,600,315    $   (49,123)        35

SunAmerica Life Insurance Company                 $   2,161,690     $   2,161,690              0         20

Vanguard Index 500                                $   8,542,687     $   8,628,583    $    85,896         22








-----------------
The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Minnesota Power and Affiliated Companies
                                              Supplemental Retirement Plan
                                        ----------------------------------------
                                                     (Name of Plan)


June 24, 1997                    By                    R.D. Edwards
                                    --------------------------------------------
                                                       R.D. Edwards
                                                         Chairman,
                                             Employee Benefit Plans Committee

                                Index to Exhibits


Exhibit Page

a - Consent of Independent Accountants

                                                                       Exhibit a



                       Consent of Independent Accountants




We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement on Form S-8 (No. 333-26755) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 6, 1997 appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1996.


PRICE WATERHOUSE LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 23, 1997